                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.   5   )*
                                         ------

                            MERRILL CORPORATION
                     ----------------------------------
                              (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                     ----------------------------------
                       (Title of Class of Securities)

                              590175  10  5
                     ----------------------------------
                              (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                               Page 1 of 4 Pages

CUSIP No. 590175  10  5               13G                   Page 2 of 4 Pages
          ---------

- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

       LORRAINE F. MERRILL
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
       UNITED STATES
- -------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power        306,000
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power        268,000
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power        306,000
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power        268,000
- -------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
       574,000
- -------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
       7.69%
- -------------------------------------------------------------------------------
(12) Type of Reporting Person*
       IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                          Page 3 of 4 Pages

ITEM 1(A).  NAME OF ISSUER
       Merrill Corporation
- -------------------------------------------------------------------------------


ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
       One Merrill Circle, St. Paul, Minnesota 55108
- -------------------------------------------------------------------------------


ITEM 2(A).  NAME OF PERSON(S) FILING
       Lorraine F. Merrill
- -------------------------------------------------------------------------------


ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
       10 Coventry Drive, Haines City, FL 33844
- -------------------------------------------------------------------------------


ITEM 2(C).  CITIZENSHIP
       United States
- -------------------------------------------------------------------------------


ITEM 2(D).  TITLE OF CLASS OF SECURITIES
       Common Stock, par value $.01 per share
- -------------------------------------------------------------------------------


ITEM 2(E).  CUSIP NUMBER
       590175  10  5
- -------------------------------------------------------------------------------


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A

       Not Applicable

                                                          Page 4 of 4 Pages


ITEM 4.  OWNERSHIP

    (a) Amount Beneficially Owned:
          574,000 (1)
    ---------------------------------------------------------------------------

    (b) Percent of Class:
          7.69% (2)
    ---------------------------------------------------------------------------

    (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote
                306,000
              -----------------------------------------------------------------
         (ii) shared power to vote or to direct the vote
                268,000 (1)
              -----------------------------------------------------------------
        (iii) sole power to dispose or to direct the disposition of
                306,000
              -----------------------------------------------------------------
         (iv) shared power to dispose or to direct the disposition of
                268,000 (1)
              -----------------------------------------------------------------

_______________

  (1) Includes shares owned beneficially by Kenneth F. Merrill, Mrs. Merrill's spouse.

  (2) Calculated based on 7,460,947 shares of Merrill Corporation's common stock outstanding as of December 31, 1993.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /

                Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
                Not applicable
- -------------------------------------------------------------------------------


ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
  THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
                Not applicable
- -------------------------------------------------------------------------------


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
                Not applicable
- ------------------------------------------------------------------------------


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
                Not applicable
- -------------------------------------------------------------------------------


ITEM 10. CERTIFICATION

                Not applicable


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                               FEBRUARY 11, 1994
                                       ----------------------------------------
                                       (Date)
                                            /S/ LORRAINE F. MERRILL
                                       ----------------------------------------
                                       (Signature)

                                       ----------------------------------------
                                       (Name/Title)